EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-     ) pertaining to the State Street Salary Savings Program of our reports (a) dated February 17, 2006, with respect to the consolidated financial statements of State Street Corporation, State Street Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of State Street Corporation, included in its Annual Report (Form 10-K) and (b) dated May 10, 2006, with respect to the financial statements and schedules of the State Street Salary Savings Program included in the Plan’s Annual Report (Form 11-K), both for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
ERNST & YOUNG LLP
Boston, Massachusetts
July 7, 2006